SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 22, 2003

Fording Canadian Coal Trust
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

July 22, 2003

            By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Z:\Jim Jones\Edgar\2003\Form 6-K-July22-03.DOC

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled "Q2 2003 Interim Report - Fording Announces 2003

Second Quarter Results"

                                                                                                            Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Q2 2003 INTERIM REPORT

FORDING ANNOUNCES 2003 SECOND QUARTER RESULTS

CALGARY, July 22, 2003 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2003 second quarter results. Net income was $39 million, up $17 million from the prior year. A $24 million favourable income tax adjustment contributed significantly to net income. Income from operations was $24 million, down $9 million. Increased coal sales and foreign exchange hedging gains were overshadowed by the impact of lower coal prices and higher cost of sales.

"We are on track to meet our 2003 estimates of distributable cash except for the impact of the higher US/Canadian dollar exchange rate," said Jim Gardiner, President of Fording Canadian Coal Trust. "Most of the mines are running very well and we are making good progress in implementing our previously announced mine rationalization programs. We have identified and are acting upon synergy opportunities within our coal operations. We expect crude steel markets to remain strong through the balance of the year, and demand for high-quality hard-coking coal has been robust."

 Jim Gardiner continued: "We view our future with confidence. While subsequent distributable cash amounts will depend on things such as foreign exchange rates and coal sales prices and volumes, we are doing everything possible to generate meaningful value for our unitholders. We are confident that our cost control measures and synergy opportunities, our strong position in target markets and our business prospects will enable us to demonstrate the performance and the potential suggested by the transaction that created the Trust and consolidated all of Canada's senior metallurgical coal properties under one organization."

Second quarter highlights:

  Revenues were $241 million, an increase of 11 percent from 2002. Higher coal sales volumes of 3.7 million tonnes and foreign currency hedging gains were dampened by lower coal prices of US$42 per tonne. Canadian dollar coal prices were $61 per tonne.

  Cost of sales was up 22 percent to $198 million compared with last year due to increased sales volumes, and high costs at the Line Creek and Luscar mines, in particular, which contributed to a cost of sales for the six coal mines of $51 per tonne. Specific actions are being taken at some of the mines that have the effect of increasing cost of sales in the near term in order to reduce the long term average cost.

  Net income was $39 million, up $17 million over the prior year. A favourable income tax adjustment for the impact of federal tax rate reductions was partially offset by lower income from operations.

  Sustaining capital expenditures were $2 million, largely due to the timing of projects.

  Distributable cash for the quarter was 65 cents per unit.

        Fording Canadian Coal Trust                                                                                         -2-                                                                                         July 22, 2003

  On July 15, 2003, the Trust paid its second quarter distribution to unitholders of record on June 30. The distribution totaled $1.49 per unit, including 76 cents that represented the second and final installment of the special distribution announced as part of the Plan of Arrangement and 73 cents as a regular distribution of cash for the quarter.

A conference call to discuss these results will be held Wednesday, July 23, 2003 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-796-7558 or 416-640-1907 approximately ten minutes prior to the call.

FORWARD-LOOKING STATEMENTS

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors.  Accordingly, actual results may differ materially from those expressed or implied in forward looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of July 22, 2003 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read together with Fording Canadian Coal Trust's summary unaudited consolidated financial statements for the three months ended June 30, 2003, management's discussion and analysis of financial condition and the consolidated financial statements of Fording Inc. for the year ended December 31, 2002, and other public disclosures of the Trust and Fording Inc. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

The terms "distributable cash" and "available cash before reserve" are not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles and are unlikely to be comparable to similar measures presented by other companies. Although "distributable cash" and "available cash before reserve" do not have standardized meanings prescribed by generally accepted accounting principles, these measures are determined by reference to the financial statements of the Trust.

Important Information Regarding Comparative Financial Statements

For accounting purposes, Fording Canadian Coal Trust is a continuation of Fording Inc. The financial statements for 2003 reflect the results of operations and cash flows of Fording Inc. for January and February and the results of operations and cash flows of the Trust thereafter. The comparative information for the prior year is that of Fording Inc. unless otherwise noted. Readers are cautioned that because of the conversion into an investment trust effective February 28, 2003, certain information included in the financial statements for prior periods may not be directly comparable.

The financial results and financial position of the Trust include: the Metallurgical Coal Operations segment representing the Trust's indirect interest in the Elk Valley Coal Partnership (the Partnership); the Industrial Minerals Operations segment comprised of the mineral mining and processing operations in the United States and Mexico; and Corporate encompassing general and administration expenses not allocated to the other segments.

        Fording Canadian Coal Trust                                                                                         -3-                                                                                         July 22, 2003

Overview

Distributable cash of the Trust for the second quarter was $30 million, or $0.65 per unit based on the number of units outstanding at June 30, 2003. Distributable cash from the closing of the Plan of Arrangement on February 28, 2003 to the end of the second quarter was $43 million, or $0.92 per unit based on the number of units outstanding at the end of each quarter. No cash reserve is being established in 2003 and, accordingly, available cash before reserve was the same as distributable cash.

The total distribution paid for the quarter ended June 30, 2003 was $1.49 per unit. This included a special distribution of 76 cents per unit and a regular cash distribution for the second quarter of 73 cents per unit. For the year to date, total distributions paid were $2.49 per unit, including the special distribution of $1.50 per unit and regular cash distributions of 99 cents per unit.

Cash paid to unitholders are based on estimates. Cash paid for the second quarter exceeded distributable cash by $4 million. In determining the amount of the second quarter distribution, the Trust took into account its outlook for distributable cash for the balance of the year. By the end of the year, the intent is that cash paid or payable to unitholders will equal distributable cash.

Results for the quarter reflect the following key variables:

  Coal prices for the second quarter averaged US$42 per tonne,

  Canadian dollar prices were $61 per tonne,

  Average US/Canadian dollar spot exchange rate was US 71 cents,

  The Trust's share of metallurgical coal sales volumes was 3.7 million tonnes,

  Cost of coal sold for the quarter was $51 per tonne, and

  Sustaining capital expenditures of the Trust were $2 million.

Net income for the second quarter was $39 million compared with $22 million during the same period last year. A $24 million adjustment to future income taxes during the quarter to reflect income tax rate changes had a significant, positive affect on net income. Year to date, net income was $188 million compared with $39 million a year earlier. Several unusual items arising from the Plan of Arrangement had a significant impact on the year to date results. These included, on an after tax basis, a gain on the sale of the Prairie Operations of $76 million, a gain of $72 million on the sale of a portion of Fording's interest in the Partnership, and reorganization costs of $22 million. Net income for the first six months before these unusual items and before discontinued operations was $55 million.

Income from operations for the second quarter was $24 million, down 27 percent from last year. Income from operations for the two quarters was $54 million compared with $58 million for the same period in 2002. This was mostly due to the results for the Metallurgical Coal Operations. Income from these operations was lower in 2003 and reflected lower average US dollar coal prices and higher unit cost of sales, offset to some extent by higher sales volumes and favourable realized foreign exchange gains on the outstanding hedging commitments.

Income from discontinued operations of $79 million for the year to date includes the gain on the sale of the Prairie Operations and the net earnings of these operations prior to the sale of the assets.

        Fording Canadian Coal Trust                                                                                         -4-                                                                                         July 22, 2003

Summarized Statement of Net Income
(unaudited)
	For the three months ended June 30		For the six months ended June 30

(in millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Income from operations
Metallurgical Coal Operations	$22.9	$34.9	$54.2	$61.3
Industrial Minerals Operations	1.9	0.6	3.0	1.1
Corporate	(0.9)	(2.6)	(3.0)	(4.4)
	23.9	32.9	54.2	58.0
Interest expense, net	(4.1)	(1.3)	(1.2)	(2.3)
Foreign exchange gain on long term financing	0.8	-	0.8	-
Other income	0.5	-	0.5	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	(1.9)	-	(22.0)	-
Income taxes	19.5	(16.3)	4.6	(29.3)

Income before discontinued operations	38.7	15.3	108.9	26.4

Discontinued operations	-	6.9	78.7	12.9

Net income per financial statements	38.7	22.2	187.6	39.3

Unusual items and discontinued operations, net of income taxes
Discontinued operations	-	(6.9)	(78.7)	(12.9)
Gain on sale of Partnership interest	-	-	(72.0)	-
Reorganization costs	1.2	-	18.3	-

Income before unusual items and discontinued operations	$39.9	$15.3	$55.2	$26.4

Basic earnings per unit	$0.83	$0.43	$3.94	$0.76

Basic earnings per unit, before unusual items
and discontinued operations	$0.85	$0.30	$1.16	$0.51

Results of Operations

Metallurgical Coal Operations

Metallurgical Coal Operations for 2003 include 100 percent of the results of the three Fording Inc. mines for January and February (prior to the formation of the Trust) and the Trust's 65 percent interest in the Partnership thereafter. Unless specifically stated otherwise, the discussion below is based on the Trust's share of the Partnership's results.

Income from operations was $23 million during the second quarter and $35 million during the same quarter last year. On a year to date basis, income from operations decreased to $54 million from $61 million in 2002. While revenues showed improvement this year, cost of sales rose more significantly with the addition of the higher cost Line Creek and Luscar mines.

Revenues during the second quarter of 2003 were $231 million, up from $204 million for the prior year. For the year to date, revenues were $432 million versus $398 million a year ago. The benefits of higher sales volumes and foreign exchange hedging gains during 2003 were offset to some extent by the effects of lower US dollar coal prices for the coal year commencing April 1. The realized foreign currency exchange rate improved in 2003 despite the recent rise of the Canadian dollar because of US dollar currency hedges. Sales volumes for the second quarter of 3.7 million tonnes were at anticipated levels. Volumes were up from 3.2 million tonnes in the same quarter in 2002.

        Fording Canadian Coal Trust                                                                                         -5-                                                                                         July 22, 2003

Cost of sales was $192 million during the second quarter, up $37 million from the same period last year on higher sales volumes and increased unit costs. For the same reasons, cost of sales for the year to date was $350 million compared with $308 million in the same period of 2002. Unit cost of sales was $51 for the 6 mines during the second quarter and year to date, versus $48 for the three Fording Inc. mines during the comparable periods of 2002.

As stated previously, the operations of all of the mines are being managed to maximize cash flow over the longer term. Specific actions are being taken at some of the mines that have the effect of increasing cost of sales in the near term in order to reduce the long term average cost. The three Fording Inc. mines averaged similar unit costs and similar production volumes in 2003 compared with last year.

The Line Creek and Luscar mines have both experienced high strip ratios and low production during 2003, which have contributed to the high average unit costs.

In keeping with our previously announced rationalization strategy, steps have been taken at the Line Creek mine to reduce the productive capacity of the mine to 2 million tonnes per year in order to focus on areas in the mine where coal can be produced economically over the long term. The labour force has been reduced, the mining fleet has been rationalized and some equipment has been idled. The mine plan indicates a strip ratio of nearly 16:1 for this year, less than 12:1 for the last half of the year and about 9:1 for 2004. The cost of sales from the mine was $70 per tonne for the second quarter, about $19 higher than the average for the six mines. While production and total costs will decrease, it will likely take another two or three quarters for unit costs at this mine to show significant improvement. Opportunities exist to make the mine more cost effective, including continuing to lower strip ratios and implementing more productive work practices.

At the Luscar mine, high stripping activities have been completed as planned and employee reductions have been implemented. Unit costs at this mine are expected to fall markedly during the third quarter and continue until the anticipated closure of the mine in early 2004, since much of the expense to expose the coal for processing and sale has already been incurred. Under-utilized capacity at other mines will replace the output of the Luscar mine following closure.

Elkview mine costs per tonne were up from 2002 on lower production and sales volumes and increased mining costs. Mining costs increased as a result of a higher strip ratio, the effect of which was partially offset by slightly lower unit mining costs. As indicated earlier, the Elkview mine will have lower production and higher unit production costs this year as it works through a high strip ratio of approximately 9:1. Over the next several years, the costs at the Elkview mine should decrease on the strength of declining strip ratios. At the same time, the productive capacity of the mine will increase from less than 6 million to nearly 7 million tonnes per year while minimizing capital expenditures.

On a consolidated basis, selling, general and administration costs of the Trust were lower on a quarter over quarter basis and unchanged year to date. Under the new corporate structure, a larger portion of these costs are incurred by the Partnership. Therefore, on a segment basis compared with 2002, costs for the Metallurgical Coal Operations increased during the quarter and year to date and have decreased at the Corporate level.

Depreciation and depletion are lower for the second quarter and year to date versus 2002 due to the change of assets resulting from the Plan of Arrangement and slightly lower production.

Industrial Minerals Operations

Income from operations during the second quarter improved to $2 million from $1 million last year. For the year to date, income from operations increased to $3 million from $1 million. Higher US dollar prices from an improved product mix and lower unit costs were offset by lower sales volumes and a stronger Canadian dollar. Contributing to improved income from operations was lower depreciation and depletion expense during the current year, which reflects the impact of the write down of the Mexico operation during the fourth quarter of 2002.

        Fording Canadian Coal Trust                                                                                         -6-                                                                                         July 22, 2003

Other

Interest expense rose during 2003 from comparable periods in the prior year due to higher interest rates and higher debt levels resulting from the Plan of Arrangement. Interest income of $6 million for the year to date includes $5 million of interest received on income tax refunds.

The income tax recovery of $20 million for the second quarter of 2003 was generated primarily by tax legislation changes affecting the resource industry, partially offset by British Columbia mineral taxes. Changes to the legislation announced by the Canadian Federal Government aim to eliminate differences between resource industries and other industries and have resulted in a future income tax recovery of $24 million in the quarter. These changes, which will be phased in over a five year period, include the elimination of the resource allowance, reinstating deductibility of Crown royalty charges and reduction of tax rates. The future income tax recovery does not impact distributable cash of the Trust as it is a non-cash item.

Liquidity and Capital Resources

As at June 30, 2003, the Trust's cash and cash equivalents were $66 million. Cash flow from operations was $34 million for the three months ended June 30, 2003 compared with $44 million for the corresponding period in 2002. The $10 million decrease in cash flow for the quarter reflects the Trust's lower income from operations, the effect of reorganization costs, increased interest expense and the loss of cash flow due to the sale of the Prairie Operations on February 28, 2003. Cash from operations of $38 million in the second quarter of 2003 was a reduction of $14 million from a year ago, owing to the lower cash flow from operations and a smaller decrease in non-cash working capital.

For the six months ended June 30, 2003, cash flow from operations was $56 million compared with $77 million in 2002, primarily due to lower income from operations, sale of the Prairie Operations and reorganization costs. Cash from operations for the period was $48 million in 2003, down from $60 million last year. Non-cash working capital increased $8 million in the first six months of 2003, compared with an increase of $16 million in the comparable period of 2002.

Cash used in financing activities was $46 million in the second quarter of 2003 and was principally for distributions paid to unitholders, contrasted with the second quarter of 2002 where $39 million of cash was used in financing activities for debt repayment and share repurchases. For the first six months of 2003, cash used in financing activities was $322 million mostly related to transactions arising from the Plan of Arrangement.

Cash used in investing activities in the second quarter was $4 million, a decrease of $9 million compared with the same period of 2002. Year to date, cash generated by investing activities of $333 million was mainly due to the reorganization and sale of assets. This cash was used to fund financing activities related to the reorganization. Additions to capital assets at the operating sites amounted to $2 million in the second quarter of 2003, down from $14 million in the second quarter of 2002. For the first six months of the year, capital expenditures were $11 million compared with $26 million in 2002. Capital expenditures in 2003 consisted of normal expenditures to sustain existing operations and $7 million of new support equipment for the Prairie Operations. The capital spending in the Prairie Operations was recovered in the proceeds on sale of the assets.

As at June 30, 2003, the Trust had $300 million of long-term debt outstanding and $48 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $150 million under the bank facilities. Adequate credit facilities are in place to fund working capital and other requirements. Cash flows are expected to be sufficient to fund sustaining capital expenditures, service debt facilities and make cash distributions to unitholders.

        Fording Canadian Coal Trust                                                                                         -7-                                                                                         July 22, 2003

Outlook

Distributable Cash

The financial results of the Trust and, therefore, the amount of distributable cash to be paid to unitholders is highly dependent on coal prices, cost of coal sales, sales volumes, and the US/Canadian dollar exchange rate.

Crude steel production is anticipated to remain strong throughout the balance of the year, especially in Asia. Some European mills may reduce steel production to better match their sales projections, which will reduce requirements for high cost imported coke, though no change is expected with respect to requirements for hard-coking coal. Global demand for hard-coking coal has been relatively strong recently. Additional export supply from Australia is expected during the latter half of 2003, however, the impact on the supply and demand balance for hard-coking coal should be offset by the announced closures of the Bullmoose mine in Canada, in which the Trust does not currently have an interest, and the Luscar mine, and by lower domestic production in Europe and decreasing availability of higher quality Chinese coal.

The substantial majority of coal contracts for 2003 have been finalized, and coal prices for recent spot and tender sales are within the range of contract settlements made earlier in the year. Accordingly, coal prices are expected to average US$42 per tonne for the balance of the year, which is consistent with earlier estimates. Average prices may vary slightly from quarter to quarter due to product mix.

The major factor that has seen a marked change over the past several months is the US/Canadian dollar exchange rate. The last estimate of distributable cash assumed a US 69 cent Canadian dollar. The current exchange rate is approximately US 71 cents. If the Canadian dollar remains at these levels or continues to strengthen, the effect will be to reduce the Canadian dollar price of coal from previous expectations. For the remaining six months of 2003, and taking into account current foreign currency hedges, each US 1 cent change in the US/Canadian dollar exchange rate will impact distributable cash by $0.06 per unit.

At the Partnership level, coal sales are expected to be approximately 500,000 tonnes higher than earlier guidance, at 12.5 million tonnes over second half of 2003. Spot and tender sales volumes are better than projected. Upcoming spot sales will include approximately 250,000 tonnes to customers in China. This market represents a large opportunity for additional sales in the future as steel production is forecasted to continue to grow by 20 million tonnes per year for the next several years. The estimate of coal sales incorporates some provision for the inherent difficulty in forecasting the timing of individual sales. Seaborne metallurgical coal is typically sold on a yearly basis, usually commencing April 1, and the timing of shipments and, therefore, sales is determined by the customer. Shipments can be affected by customers' scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems and congestion at the port.

The Trust's share of coal production for the remainder of the year is anticipated to be in the order of 6.5 million tonnes, which is unchanged from previous estimates. The cost of coal sales is estimated to be near $52 per tonne, down from $53 per tonne in March and up slightly compared with the second quarter. Cost of sales is up marginally from previous estimates due to a slight change in the sales mix between the mines. The impact of this on distributable cash will be offset by the benefits of additional inventory reduction. Sales are forecast to be in excess of production in order to draw down product inventories to more normal operating levels. Most of the reduction in inventory will occur in the third quarter when the mines take normal maintenance and vacation shut downs. The cash generated by reducing inventory levels is expected to be approximately $40 million to the Trust, and will be paid out to unitholders as part of the regular quarterly distributions.

Sustaining capital expenditure estimates remain unchanged. Spending in this regard was $2 million during the second quarter. Accordingly, expenditures will be weighted to the second half of the year when sustaining capital will be approximately $18 million.

        Fording Canadian Coal Trust                                                                                         -8-                                                                                         July 22, 2003

Distributable cash for the last 6 months of the year is estimated to be $2.00 per unit based on the factors above and other minor changes, and assuming a US/Canadian spot exchange rate of US 71 cents. Cash to be paid to unitholders is anticipated to be $1.93 per unit in light of the additional amount paid during the first half of the year.

Integration and Optimization

The benefits of sustainable operating and investment synergies will be accretive to distributable cash of the Trust.

Teck Cominco also has an incentive to attain synergies because, as managing partner of the Partnership, it can increase its ownership share of the Partnership. Teck Cominco currently owns 35 percent of the Partnership and the Trust owns the remaining 65 percent. For each $1 million of synergies realized in excess of the first $25 million, Teck Cominco's interest in the Partnership will increase 0.1 percent to a maximum of 5 percent, resulting in Teck Cominco owning 40 percent of the Partnership if $75 million or more of synergies are achieved by the end of March 2007.

A mining engineering firm has been retained as an independent expert to develop a program to assess, measure and document the attainment of synergies in order to determine whether Teck Cominco's interest in the Partnership is to be increased.

The Partnership is aggressively pursuing sustainable cost reductions, improvements in product value, and the integration of operations in areas such as marketing, transportation, administration, site operating costs, working capital and sustaining and expansion capital expenditures. Current expectations are that cost of sales can be lowered by $4 per tonne from second quarter levels to $47 per tonne over the next four years. An initial plan has been developed that identifies synergy opportunities. Synergies that are already being realized are being incorporated into mine operations and planning, the benefits of which are and will be reflected in future revenues, operating costs and capital expenditures. Efforts to identify additional synergies will continue as a normal part of optimizing these mining operations over the long term.

For example, numerous synergies should lower cost of sales as they are realized over the next several years, including: rationalizing production to reduce costs; adopting best practices across all mine sites; coordinating purchasing and inventories of parts and stores; lowering product inventories by commingling of identical coals, reducing the number of stock piles at the port and by coordinating rail and port services; and economies of scale relating to transportation management and administrative functions.

Integration will also enable capital spending previously planned by the mines as separate entities to be deferred or eliminated. Moving and sharing equipment among sites, matching truck and shovel fleets, and rationalizing production at the various mines will maximize the utilization of existing equipment and delay or reduce the need for additional equipment. Expansion capital, when coal markets justify increased coal production, will be evaluated and dedicated to the most cost-effective expansion alternative available within the operations. Several opportunities for brown field expansions, requiring small capital investments, are available when market conditions justify the increased capacity.

In addition, efforts to attain marketing synergies will be focused on providing customers with various high quality brands of coal tailored to their individual needs and, by doing so, improving product value and demand.

Industrial Minerals

Average sales prices are targeted to improve in 2003 with continued emphasis on sales of higher value products, but it is likely that sales volumes will be below 2002 levels. These operations are expected to maintain their market share in mid- and high-value product lines, but will continue to exit unprofitable markets in the low-value product groups. Improved cash margins and lower depreciation will have a positive impact on income from operations. Actual results will depend on the degree of recovery of world economies.

        Fording Canadian Coal Trust                                                                                         -9-                                                                                         July 22, 2003

Compensation planning

The Board of Directors of Fording Inc., the wholly-owned operating company of the Trust, through its Governance Committee, is working with Teck Cominco to finalize comprehensive compensation arrangements for the executives and employees of the Partnership and the Trust. The compensation arrangements will be aligned closely with the interests of unitholders, will place a significant emphasis on variable compensation, and will remain competitive with comparable Canadian mining and resource companies.

Foreign exchange hedging

The Trust is committed to a hedging program and has established limits on hedging in order to reduce the impact on earnings and distributable cash arising from changes in the US/Canadian dollar exchange rate. Current limits allow hedges of up to 100 percent of the Trust's estimated US dollar exposure within the first 24 months and, thereafter, up to 50, 30 and 15 percent of expected US dollar revenues during each of the next three 12-month periods, respectively. The hedging limits of the Trust will take into account the existing hedges at the Partnership level. At the end of June 2003, the Partnership had hedged US$1.16 billion, including US$279 million for the balance of 2003 and US$434 million for 2004 at an average US/Canadian dollar exchange rate of US 64 cents and US 66 cents, respectively.

OPERATING DATA

	For the three months ended June 30		For the six months ended June 30

	2003	2002	2003	2002

Metallurgical Coal Operations
Coal production, net (million tonnes)	3.8	3.9	7.4	7.7
Coal sales (million tonnes)	3.7	3.2	6.8	6.4
Average sales price (US$/tonne)	$42	$44	$43	$44
Average sales price (CDN$/tonne)	$61	$63	$63	$62

Industrial Minerals Operations
Wollastonite sales (thousand tonnes)	19	23	38	46
Average sales price (US$/tonne)	$358	$332	$368	$327

Employees at period-end			2,771	1,908

The six months ended June 30, 2003 reflects the results of operations of Fording Inc. for January and February and the results of operations of the Trust, including its indirect 65% ownership of the Partnership, for the remaining period. The number of employees at June 30, 2003 includes the 2,603 individuals employed by the Partnership.

        Fording Canadian Coal Trust                                                                                         -10-                                                                                         July 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Income
(unaudited)
	For the three months ended June 30		For the six months ended June 30

(millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Revenues	$241.1	$217.3	$454.2	$423.3

Expenses
Cost of sales	197.9	162.6	362.7	323.9
Selling, general and administration	3.8	4.8	8.3	8.1
Depreciation, depletion	15.5	17.0	29.0	33.3
	217.2	184.4	400.0	365.3

Income from operations	23.9	32.9	54.2	58.0

Interest expense, net	(4.1)	(1.3)	(1.2)	(2.3)

Foreign exchange gain on long term financing (note 6)	0.8	-	0.8	-

Other income	0.5	-	0.5	-

Gain on sale of Partnership interest (note 4)	-	-	72.0	-

Reorganization costs	(1.9)	-	(22.0)	-

Income before taxes and discontinued operations	19.2	31.6	104.3	55.7

Income tax (recovery), expense	(19.5)	16.3	(4.6)	29.3

Income before discontinued operations	38.7	15.3	108.9	26.4

Discontinued operations (note 3)	-	6.9	78.7	12.9

Net Income	$38.7	$22.2	$187.6	$39.3

Average number of units outstanding (millions) (note 10)	46.8	51.7	47.7	51.9

Basic and diluted earnings per unit before
discontinued operations	$0.83	$0.30	$2.28	$0.51
Basic earnings per unit	$0.83	$0.43	$3.94	$0.76
Diluted earnings per unit	$0.83	$0.43	$3.93	$0.75

        Fording Canadian Coal Trust                                                                                         -11-                                                                                         July 22, 2003

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust
Consolidated Statement of Retained Earnings
(unaudited)	For the six months ended June 30

(millions of Canadian dollars)	2003	2002

Balance, beginning of period	$291.8	$423.6

Net income	187.6	39.3
Dividends	-	(13.0)
Redemption of shares	(351.0)	(18.3)
Distributions to unitholders	(46.5)	-
Special distributions to unitholders	(60.3)	-
Payments arising under the Arrangement	(75.3)	-

Balance, end of period	$(53.7)	$431.6

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

        Fording Canadian Coal Trust                                                                                         -12-                                                                                         July 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Cash Flows
(unaudited)
	For the three months ended June 30		For the six months ended June 30

(millions of Canadian dollars)	2003	2002	2003	2002

Operating activities
Net income	$38.7	$22.2	$187.6	$39.3
Depreciation, depletion	15.3	18.9	30.3	37.0
Future income taxes	(22.1)	0.2	39.6	(0.9)
Reclamation of minesites	0.7	0.3	1.2	0.8
Employee future benefits	0.9	2.2	0.7	0.6
(Gain) loss on disposal of assets	0.1	-	(204.3)	-
Other	0.3	-	0.8	-
Cash flow from operations	33.9	43.8	55.9	76.8
Change in non-cash working capital	3.7	7.6	(8.3)	(16.4)
Cash from operations	37.6	51.4	47.6	60.4

Financing activities
Increase (decrease) in long-term debt, net	-	(17.0)	165.0	(13.0)
Repurchase of units	-	(22.0)	(377.1)	(22.0)
Issuance of units	0.8	0.2	9.0	0.5
Distributions/dividends	(34.3)	(6.5)	(116.5)	(13.0)
Transaction cost payments	-	-	(75.3)	-
Increase in long-term financing	0.2	-	0.2	-
Foreign exchange gain on long term financing (note 6)	(0.8)	-	(0.8)	-
Capital lease payments	(0.4)	-	(0.5)	-
Change in bank indebtedness	1.3	5.9	4.3	16.1
Change in distribution payable	(12.5)	-	69.7	-
	(45.7)	(39.4)	(322.0)	(31.4)

Investing activities
Additions to capital assets	(2.3)	(13.7)	(10.9)	(26.4)
Cash payment for Luscar assets	-	-	(12.3)	-
Proceeds on disposal of assets	-	1.0	362.7	1.0
Other	(2.1)	(0.4)	(6.2)	(0.5)
	(4.4)	(13.1)	333.3	(25.9)

Cash position*
Increase (decrease) in cash	(12.5)	(1.1)	58.9	3.1
Cash at beginning of period	78.4	7.9	7.0	3.7

Cash at end of period	$65.9	$6.8	$65.9	$6.8

* Cash is comprised of cash and investments maturing within three months

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

        Fording Canadian Coal Trust                                                                                         -13-                                                                                         July 22, 2003

Fording Canadian Coal Trust
Consolidated Balance Sheet
(unaudited)

	June 30	December 31
(millions of Canadian dollars)	2003	2002

Assets

Current assets
Cash and temporary investments	$65.9	$7.0
Accounts receivable	58.2	47.5
Inventories	165.3	189.7
Prepaid expenses	5.7	10.3
	295.1	254.5

Luscar assets purchased (note 2)	153.8	-

Capital assets	1,058.0	1,374.2
Less: Accumulated depreciation and depletion	534.5	730.1
	523.5	644.1

Other assets	14.3	10.8

	$986.7	$909.4

Liabilities and Unitholders' Equity

Current liabilities
Bank indebtedness	$12.4	$8.1
Accounts payable	76.4	81.6
Income taxes payable	7.4	3.1
Distribution payable	69.7	-
	165.9	92.8

Non-current liabilities	42.5	48.0

Long-term debt (note 7)	300.0	135.0

Future income taxes	194.7	184.9
	703.1	460.7

Unitholders' equity
Preferred shares		-
Trust units/capital stock	319.6	122.4
(Deficit), retained earnings	(53.7)	291.8
Foreign currency translation adjustments	17.7	34.5
	283.6	448.7

	$986.7	$909.4

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

        Fording Canadian Coal Trust                                                                                         -14-                                                                                         July 22, 2003

Fording Canadian Coal Trust
Consolidated Statement of Distributable Cash
(unaudited)

	For the three months	For the four months
	ended June 30	ended June 30
(millions of Canadian dollars except per unit amounts)	2003	2003

Net income	$38.7	$51.1
Depreciation, depletion	15.3	20.2
Future income taxes recovery	(22.1)	(25.8)
Foreign exchange gain on long term financing	(0.8)	(0.8)
Other	2.0	1.9
Cash flow from operations	33.1	46.6

Sustaining capital expenditures and capital lease payments, net	(2.7)	(3.4)

Available cash before reserve	30.4	43.2

Reserve	-	-

Distributable cash	$30.4	$43.2

Number of units outstanding - June 30 (millions)	46.8	46.8

Distributable cash per unit	$0.65	$0.92

Distribution declared or paid	$34.3	$46.5

Distribution paid per unit - July 15, 2003
Regular	$0.73	$0.99
Special	0.76	1.50

	$1.49	$2.49

The Plan of Arrangement became effective on February 28, 2003. Distributable cash is based on the financial results of the Trust since that date.

        Fording Canadian Coal Trust                                                                                         -15-                                                                                         July 22, 2003

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual financial statements. The financial statements should be read in conjunction with the annual consolidated financial statements included in the 2002 Annual Report and other public disclosures of Fording Canadian Coal Trust and Fording Inc.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates.

1.  Corporate Reorganization

Fording Canadian Coal Trust (the "Trust") is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the "Arrangement") that became effective on February 28, 2003.

The Arrangement gave effect to the transactions contemplated by the Combination Agreement entered into on January 12, 2003 by Fording Inc. as it was then constituted ("Old Fording"), Teck Cominco Limited ("Teck Cominco"), Westshore Terminals Income Fund ("Westshore"), Ontario Teachers' Pension Plan ("OTPP") and Sherritt International Corporation ("Sherritt"). Pursuant to the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust, or a combination of cash and units.

The Trust holds all of the shares and subordinated notes of Fording Inc. ("the Corporation"). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to "Fording Inc." as part of the Arrangement. The Corporation holds a 65% interest in the Elk Valley Coal Partnership, formerly the Fording Coal Partnership, (the "Partnership") which was created as part of the Arrangement and a 100% interest in the Industrial Minerals Operations. The remaining 35% interest in the Partnership is held by Teck Cominco and its affiliates. Teck Cominco has the opportunity to increase its interest in the Partnership by up to 5% to the extent that the Partnership realizes certain operational and marketing synergies by March 31, 2007. The Corporation has accounted for its 65% interest in the Partnership on a proportionate consolidation basis.

In addition to providing for the creation of the Trust and the Partnership, there were a number of other steps that comprised the Arrangement such as:

  the contribution to the Partnership by Teck Cominco of its Elkview mine and other North American metallurgical coal assets, as well as the liabilities and obligations relating thereto, and the payment of $125.0 million, in consideration for its Partnership interest;

  the purchase by the Corporation of metallurgical coal assets from the Luscar/CONSOL joint ventures including the Luscar Mine, the Line Creek mine, the Cheviot project and a 46% interest in the Neptune Bulk Terminals (Canada) Ltd. ("Neptune"), in consideration for the issuance of 6.4 million units plus an amount on account of working capital and the grant of a royalty interest on certain specified properties;

  the contribution to the Partnership by the Corporation of its metallurgical coal assets including the Fording River mine, the Coal Mountain mine, its 80% interest in the Greenhills mine and the assets purchased from the Luscar/CONSOL joint ventures, as well as the liabilities and obligations attaching thereto, in consideration of a 65% Partnership interest and the receipt of $125.0 million;

  the sale of the Prairie Operations by the Corporation to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain assets comprising the Prairie Operations beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion;

        Fording Canadian Coal Trust                                                                                         -16-                                                                                         July 22, 2003

  Teck Cominco and Westshore each paid $150.0 million for 4.3 million units of the Trust; OTPP paid $275.0 million for 7.9 million units; and Sherritt paid $100.0 million for  2.9 million units;

  the payment by the Corporation of $75.3 million, in the aggregate, to Sherritt, OTPP, Teck Cominco, Westshore and CONSOL arising under the Arrangement.

As part of the Arrangement, the Corporation put in place a new credit facility and drew down $335.0 million to replace existing debt and make other payments in connection with the Arrangement.

Upon completion of the Arrangement there were 46.4 million units outstanding, and 0.7 million outstanding options to purchase units became fully vested at the effective date of the transaction.

The Arrangement has been accounted for as a continuity of interests. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. All assets and liabilities are recorded at historical cost. The six months ended June 30, 2003 reflects the results of operations and cash flows of Old Fording for the period January 1 to February 28 and the results of operations and cash flows of the Trust for the period March 1 to June 30. Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term "units" has been used in these financial statements to identify both the trust units of the Trust issued on or after February 28, 2003 as well as the common shares of the Corporation outstanding prior to the conversion on February 28, 2003.

2.  Acquisition of Assets

The Corporation purchased the metallurgical coal and other assets from the Luscar/CONSOL joint ventures for 6.4 million units of the Trust valued at $224.0 million and an estimated working capital payment of $18.8 million. Coincident with the acquisition, management examined the operations and determined that operations at the Line Creek mine would be curtailed and a portion of the workforce terminated. The costs of this employee reduction will be accrued as a liability in determining the allocation of the cost of the acquisition.

In addition to the curtailment of operations at Line Creek, the Partnership has confirmed that the Luscar mine will be closed as its reserves will be depleted in early 2004. The termination costs and the vast majority of the Luscar mine reclamation costs are to be borne by the Luscar/CONSOL joint ventures, pursuant to the Arrangement.

These assets were subsequently contributed to the Partnership. The allocation of values of the various assets and liabilities acquired has not yet been completed and the Trust's share of the Luscar/CONSOL assets is shown as a single net asset on the balance sheet of $153.8 million.

3.  Discontinued Operations

The Corporation sold the Prairie Operations to Sherritt Coal Partnership II for cash consideration of $225.0 million plus $7.1 million for the reimbursement of capital expenditures made in early 2003 and an amount for working capital estimated to be $8.0 million. After providing for future taxes estimated to be $56.3 million, the Corporation recorded a gain of $76.0 million. The working capital payment and gain are management's best estimates and will be adjusted when the working capital amounts are settled.

The income for the segment for the period prior to sale was $2.7 million net of taxes of $1.4 million. Revenues for the discontinued operations prior to the sale were $22.7 million.

        Fording Canadian Coal Trust                                                                                         -17-                                                                                         July 22, 2003

The results of discontinued operations are as follows:

	For the three months ended June 30		For the six months ended June 30

(millions of Canadian dollars)	2003	2002	2003	2002

Net income	$-	$9.0	$2.7	$12.9
Gain on sale of assets	-	-	76.0	-

	$-	$9.0	$78.7	$12.9

4.  Gain on Sale of Partnership Interest

Teck Cominco contributed its Elkview mine and paid $125.0 million for a 35% interest in the Partnership. The receipt of $125.0 million for a portion of the Corporation's Partnership interest in connection with the formation of the Partnership resulted in a $72.0 million non-taxable gain to the Corporation.

5.  Unitholders' Equity

As a result of the equity restructuring, the share capital of Old Fording became unitholders' equity of the Trust. The following table summarizes the changes during the period.

(millions of Canadian dollars, except unit and share amounts)	Units	Shares	Amount
Outstanding at February 28, 2003	-	50.7	$122.4
Shares issued on exercise of options	-	0.1	0.5
Shares repurchased as part of the Arrangement	-	(10.7)	(26.0)
Small board lot shares repurchased	-	(0.1)	(0.1)
Exchanged for shares of the Corporation	40.0	(40.0)	-
Units issued for LUSCAR/CONSOL assets	6.4	-	224.0
Units issued on exercise of options	0.3	-	7.7
Special distribution on new units issued	-	-	(9.7)
Outstanding at March 31, 2003	46.7	-	318.8
Units issued on exercise of options	0.1	-	0.8

Outstanding at June 30, 2003	46.8	-	$319.6

Under the Arrangement, 10.7 million shares were repurchased at $35 per share for a total consideration of $375.0 million and cancelled. Trust units/capital stock was charged with the average carrying value for the shares redeemed ($26.0 million) and the remainder ($349.0 million) was charged to retained earnings.

Also, as part of the Arrangement, the Trust committed to make two special distributions at the end of the first and second quarters of 2003. The total amount of these special distributions of $70.0 million was recorded as payable at March 31, 2003.

The Corporation made payments of $75.3 million arising under the Arrangement. These amounts have been charged to retained earnings. In addition, the Corporation incurred $22.0 million of costs related to the Arrangement in 2003, which have been charged to income.

        Fording Canadian Coal Trust                                                                                         -18-                                                                                         July 22, 2003

6. Foreign exchange gain on long term financing

Foreign exchange gain on long term financing of $0.8 million relates to US dollar denominated long term financing held by the Partnership. The Trust's $8.1 million interest in the US dollar denominated long term financing is included in non-current liabilities.

7.  Long-term debt and banking facilities

	June 30	December 31
(millions of Canadian dollars)	2003	2002

Bank debt
Term variable rate bank loans with interest rates varying
from 5.10% to 5.38%	$300.0	$-
Revolving bank loans with interest rates varying
from 3.63% to 4.50%	-	135.0
	$300.0	$135.0
Other use of bank facilities
Issued and outstanding letters of credit and guarantee
The Corporation	$29.1	$51.0
Partnership - (65% of $29.6 million)	19.2	-
	$48.3	$51.0
Unused lines of credit
Revolving - The Corporation	$90.9	$64.0
Partnership (65% of $90.4 million)	58.8	-
	$149.7	$64.0

The $300 million term facility requires $150 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006.

The Corporation's banking facilities are supported by an unsecured guarantee by the Partnership to all of the assets of the Partnership, an assignment of the Corporation's interest in the Partnership and a general security interest over the assets of the Corporation.

Guarantees

The Partnership, as part of the Arrangement, acquired a 46% interest in Neptune. Neptune's shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. The Partnership's proportionate interest of this guarantee was approximately $20 million and the Trust's interest in this guarantee was approximately $13 million.

8.  Future tax recovery

The income tax recovery of $19.5 million for the second quarter of 2003 was generated primarily by tax legislation changes, partially offset by British Columbia mineral taxes. The tax legislation changes announced by the Canadian Federal Government, which aim to eliminate differences between resource industries and other industries, resulted in a future income tax recovery of $24.3 million in the quarter.

9.  Segment information

The Metallurgical Coal Operations mine and process primarily metallurgical coal, principally for export. Prior to February 28, 2003, the Metallurgical Coal Operations were referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Subsequent to February 28, 2003, the Metallurgical Coal Operations segment represents the Trust's indirect 65% interest in the Partnership. The Partnership consists of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Luscar mines as well as corporate costs related to the Metallurgical Coal Operations.

        Fording Canadian Coal Trust                                                                                         -19-                                                                                         July 22, 2003

		For the three months		For the six months
		ended June 30		ended June 30
(millions of Canadian dollars)	2003	2002	2003	2002

Metallurgical Coal Operations
Revenues	$230.5	$204.3	$432.2	$398.0
Cost of sales	191.6	154.6	349.5	307.7
Selling, general and administration	2.5	0.6	3.6	1.1
Depreciation, depletion	13.5	14.2	24.9	27.9
Income from operations	22.9	34.9	54.2	61.3

Industrial Minerals Operations
Revenues	10.6	13.0	22.0	25.3
Cost of sales	6.3	8.0	13.2	16.2
Selling, general and administration	1.1	1.8	2.9	3.0
Depreciation, depletion	1.3	2.6	2.9	5.0
Income from operations	1.9	0.6	3.0	1.1

Corporate
Selling, general and administration	0.2	2.4	1.8	4.0
Depreciation, depletion	0.7	0.2	1.2	0.4
Income from operations	(0.9)	(2.6)	(3.0)	(4.4)

Total
Revenues	$241.1	$217.3	$454.2	$423.3
Cost of sales	197.9	162.6	362.7	323.9
Selling, general and administration	3.8	4.8	8.3	8.1
Depreciation, depletion	15.5	17.0	29.0	33.3
Income from operations	23.9	32.9	54.2	58.0
Interest expense, net	(4.1)	(1.3)	(1.2)	(2.3)
Foreign exchange gain on long term financing	0.8	-	0.8	-
Other income	0.5	-	0.5	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	(1.9)	-	(22.0)	-
Income taxes	19.5	(16.3)	4.6	(29.3)
Income before discontinued operations	$38.7	$15.3	$108.9	$26.4

        Fording Canadian Coal Trust                                                                                         -20-                                                                                         July 22, 2003

10.  Earnings per unit

Earnings per unit are calculated based upon a continuity of interest from the Corporation to the Trust. The effect of this is to treat shares and units interchangeably. For the purposes of calculating earnings per unit, the following table outlines the calculation of the weighted average number of units outstanding using the treasury stock method.

	For the three months ended June 30		For the six months ended June 30

(in millions)	2003	2002	2003	2002

Weighted average number of units - basic	46.8	51.7	47.7	51.9
Effect of dilutive securities - unit options	-	0.3	-	0.2

Weighted average number of units - diluted	46.8	52.0	47.7	52.1

11.  Stock-based compensation

Under the terms of the Arrangement, options to purchase common shares were exchanged for options to purchase units. The exercise price for the option to purchase units was calculated by a prescribed formula to preserve the holder's in-the-money amounts immediately before the exchange. The following options are outstanding and exercisable at June 30, 2003.

Range of	Options
Exercise Prices	Outstanding
$ 5 - 7	27,213
8 - 9	29,398
10 - 13	22,426
18 - 19	28,118
24 - 29	130,630
237,785

The fair value of options granted in 2002 was estimated at $2.5 million using the Black-Scholes model. The unamortized amount remaining at December 31, 2002 was $1.5 million and was charged to pro forma earnings in the three months ended March 31, 2003 as all options vested upon the completion of the Arrangement. On a pro forma basis, had compensation cost for the options issued in 2002 been determined based on the fair value method, the Trust's net income and earnings per unit would have been reduced to the amounts shown below.

        Fording Canadian Coal Trust                                                                                         -21-                                                                                         July 22, 2003

		For the three months ended June 30		For the six months ended June 30

(millions of Canadian dollars, except earnings per unit)		2003	2002	2003	2002

Net Income	As reported	$38.7	$22.2	$187.6	$39.3
	Pro forma	$38.7	$21.9	$186.2	$38.8

Basic earnings per unit	As reported	$0.83	$0.43	$3.94	$0.76
	Pro forma	$0.83	$0.42	$3.91	$0.75

Diluted earnings per unit	As reported	$0.83	$0.43	$3.93	$0.75
	Pro forma	$0.83	$0.42	$3.90	$0.75

Income before discontinued operations	As reported	$38.7	$15.3	$108.9	$26.4
	Pro forma	$38.7	$15.0	$107.5	$25.9

Basic and diluted earnings per unit before	As reported	$0.83	$0.30	$2.28	$0.51
discontinued operations	Pro forma	$0.83	$0.29	$2.25	$0.50

12.  Foreign exchange forward contracts

To manage its exposure to currency fluctuations, the Partnership has foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Partnership's outstanding hedged positions at June 30, 2003. The US/Canadian dollar exchange rate was US$0.74 at June 30, 2003.

	Amount Hedged
			Average Exchange Rates
Year	(millions of US$)	(US$1=CDN)	(CDN$1=US)

2003	279	1.55	0.64
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62
	$1,163

The Partnership's unrealized gain on foreign exchange forward contracts as at June 30, 2003 is $167 million.

        Fording Canadian Coal Trust                                                                                         -22-                                                                                         July 22, 2003

13.  Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Fording Inc. 2002 Annual Report, except the Neptune guarantee disclosed in Note 7, and the following:

Mount Washington mine site

On October 30, 2001, the Canadian Pacific Railway Company ("CPR") by notice under the Arrangement Agreement (which divided Canadian Pacific Ltd. into five public companies), asserted a claim for indemnification against the Corporation relating to an Inspector's Direction under the Fisheries Act (Canada) dated June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the former Mount Washington mine site on Vancouver Island. CPR claims that responsibility for remediation of the Mount Washington mine site under the Arrangement Agreement relates to the Corporation's business.

On May 14, 2003, the Corporation was served with an Inspector's Direction requiring it to take steps to prevent acid rock drainage from the former Mount Washington mine site and advise Environment Canada by November 30, 2003 of the measures taken. On May 29, 2003, the Corporation gave notices under the Arrangement Agreement to the CPR and to EnCana Corporation (as successor to Pan Canadian Energy Corporation) of a claim for indemnification in relation to the Inspector's Direction on the basis that responsibility for remediation of the Mount Washington mine site under the Arrangement Agreement relates to CPR's business and/or EnCana's business. On June 26, 2003, EnCana served a similar notice of a claim for indemnification on the Corporation and the CPR. The Corporation has subsequently received notification that the Inspector's Direction against the CPR and a similar direction against EnCana have been rescinded.

The Corporation disputes that it has any liability for the remediation of the former Mount Washington mine site or to the CPR or EnCana under the Arrangement Agreement. Nevertheless, the Corporation has been involved in discussions and project planning with other parties interested in remediation of the mine site, which is expected to proceed in the later part of the summer. Approvals and permits for the project are being sought from the British Columbia and federal governments.

Matters under the Arrangement

Certain steps of the Arrangement have not been finalized due to differences in interpretation between certain parties to the transaction. Outstanding issues include working capital adjustments, Federal Goods and Services Tax amounts on certain payments made by the Corporation under the Arrangement and obligations for reclamation activities. It is not possible at this time to predict the outcome of any resolution of these issues.

14.  Reclassification

Certain 2002 figures have been reclassified to conform to the presentation adopted for 2003.

For further information contact:

Mark Gow, CA

Director, Investor Relations

(403) 260-9834

mark_gow@fording.ca